Rule 424(b)(3)
                                            Registration Statement No. 333-84859
                                            CUSIP # 12560MCD8

PRICING SUPPLEMENT NO. 21
Dated December 13, 2000 to
Prospectus, dated September 23, 1999 and
Prospectus Supplement, dated November 2, 1999.

                               THE CIT GROUP, INC.
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE

(X) Senior Note            ( ) Senior Subordinated Note

Principal Amount: U.S. $95,000,000.

Proceeds to Corporation: 99.99200% or $94,992,400.00

Underwriting Discount: 0.01% or $7,600.00

Issue Price: $95,000,000.

Original Issue Date: December 18, 2000.

Maturity Date:  January 18,  2002,  provided  that if such day is not a Business
      Day, the payment of principal and interest may be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Interest Rate Basis: LIBOR.

Index Maturity: Three months.

Spread: +08 basis points ( 0.00800%).

Interest Rate Calculation: LIBOR determined on the Interest Determination Date plus the Spread.

Initial Interest Rate:  LIBOR  determined two London  Business Days prior to the
      Original Issue Date plus the Spread.

Specified Currency: U.S. Dollars

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about December 18, 2000.

                         BANC OF AMERICA SECURITIES LLC


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Form: Global Note.

Interest Reset Dates:  Quarterly on March 18, 2001, June 18, 2001, September 18,
      2001 and December 18, 2001, commencing March 18, 2001, provided that if any Interest Reset Date would otherwise fall on a day that is not a Business Day (as defined below), then the Interest Reset Date will be the first following day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment  Dates:  March 18,  2001,  June 18, 2001,  September  18, 2001,
      December 18, 2001 and on January 18, 2002, commencing March 18, 2001, provided that if any such day is not a Business Day, the Interest Payment Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

Accrual of Interest:  Accrued  interest  will be computed by adding the Interest
      Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

      Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Interest  Determination  Date:  Two London  Business Days prior to each Interest
      Reset Date.

Calculation Date:  The earlier of (i) the fifth Business Day after each Interest
      Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Maximum Interest Rate: Maximum rate permitted by New York law.

Minimum Interest Rate: 0.0%.

Other Provisions:

      "LIBOR" means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

      "Telerate Page 3750" means the display page designated as page 3750 on the Bridge Telerate, Inc. service (or such other page as may replace page 3750 on that service for the purpose of displaying London interbank offered rates).

      "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in The City of New York.

      "London Business Day" means any day on which deposits in U.S. dollars are transacted in the London interbank market.

      Trustee, Registrar, Authenticating and Paying Agent:
      Harris Trust and Savings Bank, under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.


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                                  UNDERWRITING

Banc of America Securities LLC (the "Underwriter") is acting as principal in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated as of December 13, 2000 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated November 2, 1999, among the Corporation and Lehman Brothers Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., and UBS Warburg LLC (formerly known as Warburg Dillon Read LLC), the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase the principal amount of the Notes.

Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The
Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.